UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34568

CUSIP Number: 48238T109

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KAR Auction Services, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

11299 N. Illinois Street
Address of Principal Executive Office (Street and Number)

Carmel, Indiana 46032
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KAR Auction Services, Inc. (the “Company”) is unable to file, without unreasonable effort and expense by the prescribed due date of March 1, 2023, its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”).

The Company and KPMG LLP, its independent registered public accounting firm (the “Firm”), are evaluating the materiality of misstatements in the Company’s consolidated statements of cash flows for the six months ended June 30, 2022 and the nine months ended September 30, 2022 included in the Company’s Quarterly Reports on Form 10-Q for the periods then ended and whether corrections are required. The potential corrections relate to the cash flow presentation of accrued taxes (and other transaction-related accruals) in connection with the sale of the Company’s U.S. physical auction business that closed in May 2022, and would result in a decrease to “Net cash provided by operating activities - continuing operations” and a corresponding decrease to “Net cash used by operating activities - discontinued operations”. The potential corrections would have no effect on total net cash (used by) provided by operating activities and accordingly no effect on cash, cash equivalents and restricted cash as reported on the Company’s balance sheets. Following the completion of this evaluation, the Company and the Firm may determine a material weakness in internal control over financial reporting exists, which may result in a conclusion that the Company’s disclosure controls and procedures and internal control over financial reporting are not effective. The evaluation of the impact on the Company’s internal control over financial reporting as of December 31, 2022 must be completed prior to the filing of the Form 10-K.

The Company does not expect any changes to its consolidated statements of income included in the above-referenced two Quarterly Reports on Form 10-Q related to this evaluation. As the Company no longer had such tax accrual as of December 31, 2022 due to payment of the tax, the Company does not expect any changes to the year-end financial information (including cash flows) reported in its Current Report on Form 8-K furnished with the Securities and Exchange Commission (the “SEC”) on February 21, 2023.

The Company expects to file the Form 10-K within the prescribed period provided by Rule 12b-25.

Forward-Looking Statements

Certain statements contained in this report include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and which are subject to certain risks, trends and uncertainties. In particular, statements made that are not historical facts may be forward-looking statements, including those related to evaluating potential corrections to the Company’s consolidated statements of cash flows and filing the Form 10-K. Words such as “should,” “may,” “will,” “can,” “of the opinion,” “confident,” “is set,” “is on track,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “outlook,” “initiatives,” “goals,” “opportunities,” and similar expressions identify forward-looking statements. Such statements are based on management’s current expectations, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to risks and uncertainties regarding the impact of adverse market, economic and geopolitical conditions and those other matters disclosed in the Company’s SEC filings, including those discussed under the heading “Risk Factors” in the Company’s annual and quarterly periodic reports. The Company does not undertake any obligation to update any forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Anderson	(317)	249-4232
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced unaudited financial results for the three months and year ended December 31, 2022, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the SEC on February 21, 2023.

KAR Auction Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2023	By	/s/ Scott A. Anderson
Scott A. Anderson Interim Chief Financial Officer and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).